Exhibit 99.2

Sky Solar Holdings, Ltd.

(the “Company”)

Notice of Extraordinary General Meeting of the Company

PLEASE NOTE THAT:

1.                                      Two independent directors of the Company, namely Mr. Huang Lida (黄立达) and Mr. Yan Yan (阎炎), have tendered their resignation as independent directors of the Company on 1 June 2017. The Company therefore needs to appoint qualified candidates to fill the vacancies arising from the resignation of such independent directors. The current candidates for election as independent directors are Mr. Fu Jinxing (洑近兴) and Mr. Rui Meng (芮萌), whose resumes are attached herewith.

公司的两位独立董事黄立达先生和阎炎先生均已于2017年6月1日提出辞去本公司独立董事职务，公司需要寻找合适的人选填补独立董事离任后的空缺。目前的独立董事人选为洑近兴先生、芮萌先生（简历随附）.

2.                                      In addition to the change of independent directors as mentioned aforesaid, it is proposed that the structure of the Board of Directors of the Company be changed to be composed of three independent directors in order to strengthen the management function of the Board of Directors of the Company. The candidate for election as an additional independent director is Mr. Zhao Shuming (赵曙明), whose resume is attached herewith.

除上述独立董事更迭外，为加强公司董事会的管理职能，建议公司董事会结构变更为三名独立董事，拟增选独立董事人选为赵曙明先生（简历随附）.

3.                                      Given the change in shareholding of the Company, it is proposed that one shareholder’s representative be appointed as a director to the Board of Directors of the Company.

鉴于公司股权结构发生了变化，为强化股东的公司的管理参与权，拟增加一名股东代表董事进入董事会.

4.                                      Given that Mr. Wang Jianmin (王坚民), who is a member of the Board of Directors of the Company, resides overseas, he is unable to organise and participate in the board meetings in an efficient and effective manner. It is proposed that he be removed as a director and the secretary of the Board of Directors and that the Company appoints a qualified candidate to fill up the vacancy.

公司董事会王坚民先生长期生活在海外，不能及时有效的组织并参与董事会会议，拟建议解除其担任的董事及董事会秘书一职，公司需要寻找合适人选填补该项空缺.

5.                                      Given that Mr. Wang Jianmin (王坚民), who is the Chief Financial Officer (“CFO”) of the Company, resides overseas, he is unable to perform his duties as CFO in practice. It is proposed that he be removed as CFO and the Company appoints a qualified candidate to fill up the vacancy.

鉴于公司现任CFO王坚民先生长期身居海外，实际未能履行公司CFO职责，故建议解除其担任CFO 之一职并推選合适人选出任公司CFO.

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held on Monday 19 June 2017 at 10:00 a.m. (China time) at Suite 1703, Gubei International Financial Centre II, 1438 Hongqiao Road, Shanghai 200336, China, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.                                      THAT the resignation of Mr. Huang Lida (黄立达) and Mr. Yan Yan (阎炎) as the independent directors of the Company effective from 1 June 2017 be agreed, confirmed and approved.

同意黄立达先生、阎炎先生辞去公司独立董事的职务，自二零一七年六月一日起生效，特此确认及批准.

2.                                      THAT the appointment of Mr. Fu Jinxing (洑近兴) as a director of the Company (designated as a Class II director for the purposes of the Articles of Association of the Company), and his nomination and appointment as a member of the Nomination and Corporate Governance Committee and Audit Committee to fill the vacancies caused by the resignation of Mr. Huang Lida (黄立达), and his nomination and appointment as a member of the Remuneration Committee to fill the vacancy caused by the resignation of Mr. Yan Yan (阎炎), be agreed, confirmed and approved.

同意、确认和批准洑近兴先生为本公司二类董事的任命，同时填补由于黄立达先生辞任造成的提名及公司治理委员会及审计委员会空缺，填补由于阎炎先生辞任造成的薪酬委员会空缺.

3.                                      THAT the appointment of Mr. Rui Meng (芮萌) as a director of the Company (designated as a Class III director for the purposes of the Articles of Association of the Company), and his nomination and appointment as a member of the Audit Committee to fill the vacancy caused by the resignation of Mr. Yan Yan (阎炎), be agreed, confirmed and approved, and that the appointment of Mr. Rui Meng (芮萌) as the chairman of the Audit Committee be confirmed.

同意、确认和批准芮萌先生为本公司三类董事的任命，同时填补由于阎炎先生辞任造成的审计委员会空缺，同时，确认由芮萌先生担任审计委员会主席.

4.                                      THAT the appointment of Mr. Zhao Shuming as a director of the Company (designated as a Class II director for the purposes of the Articles of Association of the Company), and his nomination and appointment as a member of the Remuneration Committee to fill the vacancy caused by the resignation of Mr. Wang Jianmin, and his nomination and appointment as a member of the Nomination and Corporate Governance Committee and Audit Committee to fill the vacancy caused by the resignation of Mr. Yan Yan (阎炎), be agreed, confirmed and approved.

同意、确认和批准赵曙明先生增选为本公司三类董事的任命，同时填补由于王坚民先生辞任造成薪酬委员会空缺，填补由于阎炎先生辞任造成的提名和公司治理委员会空缺.

5.                                      THAT the number of members of the Audit Committee will be increased to three. Mr. Zhao Shuming be appointed as an additional member of the Audit Committee.

同意公司审计委员会委员增加至3人，由赵曙明先生出任该委员会增选委员.

6.                                      THAT the appointment of Mr. Chen Bin, as a representative of the shareholders, as a director of the Company (designated as a Class II director for the purposes of the Articles of Association of the Company), be agreed, confirmed and approved.

同意、确认和批准股东代表陈斌先生（简历随附）增选为本公司二类董事的任命.

7.                                      THAT Mr. Wang Jianmin (王坚民) be removed as a director and the secretary of the Board of Directors and Mr. Qian Wen be appointed as director of the Company (designated as a Class I director for the purposes of the Articles of Association of the Company).

同意解除王坚民先生其担任董事及董事会秘书的职务，自二零一七年六月五日起生效，特此确认及批准。同意、确认和批准钱文先生（简历随附）为本公司一类董事的任命.

8.                                      THAT Mr. Wang Jianmin (王坚民) be removed as the Chief Financial Officer. Mr. Wu Hao, a director of the Company, be appointed as the Chief Financial Officer.

同意解除王坚民先生其担任公司CFO一职，同时聘任公司董事吴皓先生担任公司CFO职务，该项任免自二零一七年六月五日起生效.

The EGM is called by the Chairman of the Board in accordance with Article 58 of the Articles of Association of the Company.

/s/ Weili Su
Weili Su
Chairman of the Board
Dated: 6 June 2017

Registered Office:

c/o Codan Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive, PO Box 2681

Grand Cayman, KY1-1111

Cayman Islands

*A form of proxy has been included with this Notice.

NOTES

1                                         Any Member entitled to attend and vote at the EGM is entitled to appoint another person as his proxy to attend and vote instead of him.  A proxy need not be a Member.  A proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

2                                         A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the EGM.

3                                         A form of proxy for use at the EGM is enclosed.  Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then:

(a)                                deposit it (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) at Suite 1703, Gubei International Financial Centre II, 1438 Hongqiao Road, Shanghai 200336, China, and

(b)                                send copies of the foregoing by email to wen.qian@skysolargroup.com,

in each case marked for the attention of Mr Weili Su, not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company.  Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4                                         The quorum for the EGM is two (2) or more Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting.

5                                         The Chairman of the Board shall preside as chairman at the EGM, in accordance with Article 63 of the Articles of Association of the Company.

Sky Solar Holdings, Ltd.

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with                              shares respectively hereby appoint

                                                                                               of

or failing him/her

                                                                                               of

or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held on Monday 19 June 2017 at 10:00 a.m. (China time) at Suite 1703, Gubei International Financial Centre II, 1438 Hongqiao Road, Shanghai 200336, China and at any adjournment of the EGM.  My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Resolution	For	Against	Abstain

1. THAT the resignation of Mr. Huang Lida (黄立达) and Mr. Yan Yan (阎炎) as the independent directors of the Company effective from 1 June 2017 be agreed, confirmed and approved.

同意黄立达先生、阎炎先生辞去公司独立董事的职务，自二零一七年六月一日起生效，特此确认及批准.

2. THAT the appointment of Mr. Fu Jinxing (洑近兴) as a director of the Company (designated as a Class II director for the purposes of the Articles of Association of the Company), and his nomination and appointment as a member of the Nomination and Corporate Governance Committee and Audit Committee to fill the vacancies caused by the resignation of Mr. Huang Lida (黄立达), and his nomination and appointment as a member of the Remuneration Committee to fill the vacancy caused by the resignation of Mr. Yan Yan (阎炎), be agreed, confirmed and approved.

同意、确认和批准洑近兴先生为本公司二类董事的任命，同时填补由于黄立达先生辞任造成的提名及公司治理委员会及审计委员会空缺，填补由于阎炎先生辞任造成的薪酬委员会空缺.

3. THAT the appointment of Mr. Rui Meng (芮萌) as a director of the Company (designated as a Class III director for the purposes of the Articles of Association of the Company), and his nomination and appointment as a member of the Audit Committee to fill the vacancy caused by the resignation of Mr. Yan Yan (阎炎), be agreed, confirmed and approved, and that the appointment of Mr. Rui Meng (芮萌) as the chairman of the Audit Committee be confirmed.

同意、确认和批准芮萌先生为本公司三类董事的任命，同时填补由于阎炎先生辞任造成的审计委员会空缺，同时，确认由芮萌先生担任审计委员会主席.

4. THAT the appointment of Mr. Zhao Shuming as a director of the Company (designated as a Class II director for the purposes of the Articles of Association of the Company), and his nomination and appointment as a member of the Remuneration Committee to fill the vacancy caused by the resignation of Mr. Wang Jianmin, and his nomination and appointment as a member of the Nomination and Corporate Governance Committee and Audit Committee to fill the vacancy caused by the resignation of Mr. Yan Yan (阎炎), be agreed, confirmed and approved.

同意、确认和批准赵曙明先生增选为本公司三类董事的任命，同时填补由于王坚民先生辞任造成薪酬委员会空缺，填补由于阎炎先生辞任造成的提名和公司治理委员会空缺.

5. THAT the number of members of the Audit Committee will be increased to three. Mr. Zhao Shuming be appointed as an additional member of the Audit Committee. 同意公司审计委员会委员增加至3人，由赵曙明先生出任该委员会增选委员.

6. THAT the appointment of Mr. Chen Bin, as a representative of the shareholders, as a director of the Company (designated as a Class II director for the purposes of the Articles of Association of the Company), be agreed, confirmed and approved.

同意、确认和批准股东代表陈斌先生（简历随附）增选为本公司二类董事的任命.

7. THAT Mr. Wang Jianmin (王坚民) be removed as a director and the secretary of the Board of Directors and Mr. Qian Wen be appointed as director of the Company (designated as a Class I director for the purposes of the Articles of Association of the Company).

同意解除王坚民先生其担任董事及董事会秘书的职务，自二零一七年六月五日起生效，特此确认及批准。同意、确认和批准钱文先生（简历随附）为本公司一类董事的任命.

2

8. THAT Mr. Wang Jianmin (王坚民) be removed as the Chief Financial Officer. Mr. Wu Hao, a director of the Company, be appointed as the Chief Financial Officer.

同意解除王坚民先生其担任公司CFO一职，同时聘任公司董事吴皓先生担任公司CFO职务，该项任免自二零一七年六月五日起生效.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution.  If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution.  In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes.  If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.  If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box:☐

Signed:

Name:

Date:

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NOTES

1                                         Any Member entitled to attend and vote at the EGM is entitled to appoint another person as his proxy to attend and vote instead of him.  A proxy need not be a Member.  A proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

2                                         A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the EGM.

3                                         A form of proxy for use at the EGM is enclosed.  Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then:

(a)                                deposit it (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) at Suite 1703, Gubei International Financial Centre II, 1438 Hongqiao Road, Shanghai 200336, China, and

(b)                                send copies of the foregoing by email to wen.qian@skysolargroup.com,

in each case marked for the attention of Mr Weili Su, not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company.  Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4                                         The quorum for the EGM is two (2) or more Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting.

5                                         The Chairman of the Board shall preside as chairman at the EGM, in accordance with Article 63 of the Articles of Association of the Company.

6                                         If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

7                                         Any alterations made to this form must be initialled by you.

8                                         A proxy may vote on a show of hands or on a poll.